March 1, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director Mr. James Giugliano, Staff Accountant

Re:	ReoStar Energy Corporation
Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
Filed July 23, 2008
Form 10-Q for Fiscal Quarter ended December 31, 2008
Filed February 13, 2009
Response Letter Dated April 21, 2009
Response Letter Date June 4, 2009
Response Letter Dated July 24, 2009
Response Letter Dated October 8, 2009
File No. 000-52316

Dear Mr. Schwall:

The purpose of this correspondence is to clarify our response letter dated January 8, 2010 per our recent telephone conversation. We agree to amend our March 31, 2009 Form 10-K by removing the reserves attributable to our polymer flood from our proven undeveloped reserves and reflect the removal of those reserves as a correction of an error.

We propose that Footnote 17, Supplemental info on oil and gas exploration, development, and production activities from the 2009 10-K be amended and replaced in its entirety by the following:

(17) SUPPLEMENTAL INFO ON OIL AND GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED).

The following information concerning our natural gas and oil operations has been provided pursuant to Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities," ("SFAS No. 69"). All of our natural gas and oil producing activities are located in Texas.

Capitalized Costs Relating to Oil and Gas Producing Activities
	Fiscal Year Ended March 31,
	2009	2008
Unproved oil and gas properties	$484,198	$2,445,556
Proved oil and gas properties	23,920,960	14,456,967
Support Equipment and facilitie	-	-
Capitalized Interest	999,620	930,408
Total Capitalized Cost of Oil and Gas Properties	25,404,778	17,832,931

Less accumulated depletion, depreciation, and amortization	(6,206,558)	(4,139,337)
Net Capitalized Costs	$19,198,220	$13,693,594

Costs incurred in Oil and Gas Producing Activities
	Fiscal Year Ended March 31,
	2009	2008
Property Acquisition Costs
Proved	$427,676	$1,814,718
Unproved	15,472	271,151
Exploration Costs	267,212	4,933,277
Development Costs	7,393,929	696,594
Asset retirement costs recognized according to SFAS No. 143	344,079	-
Total Costs Incurred	$8,448,368	$7,715,740

Key Production Statistics:

The following reflects the oil and gas production for the fiscal years ended March 31, 2008 and 2009:

		Oil & Gas Production
		Oil (Bbl)	Gas (Mcf)	Total BOE
Fiscal Year Ended	3/31/2008	33,602	351,538	92,192
Fiscal Year Ended	3/31/2009	45,105	479,180	124,968

Results of Operations for Producing Activities:

The following reflects results of operations for the fiscal years ended March 31, 2009 and 2008:

	Fiscal Years Ened March 31,
	2009	2008
Oil & Gas Revenue	$6,558,069	$4,902,072
Gain on Sale of Oil & Gas Leases	18,005	307,028
Production Costs	3,140,198	2,800,388
Exploration Costs	2,975	61,179
Expired Leases and Plugging Costs	433,969	290,959
Depreciation, Depletion, & Amortization	4,591,131	1,399,293
	(1,592,199)	657,281
Income Taxes	557,270	(230,048)
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	(1,034,929)	427,233

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited)

We engaged Forrest A. Garb & Associates, Inc. to conduct a reserve study and to estimate our reserves of crude oil, condensate, natural gas liquids and natural gas. Reserves are adjusted to reflect contractual arrangements and royalty rates in effect at the end of each year. Many assumptions and judgmental decisions are required to estimate reserves. Reported quantities are subject to future revisions, some of which may be substantial, as additional information becomes available from reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes and other economic factors.

The SEC defines proved reserves as those volumes of crude oil, condensate, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are those proved reserves which can be expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are volumes expected to be recovered as a result of additional investments for drilling new wells to offset productive units, recompleting existing wells, and/or installing facilities to collect and transport production.

Changes in estimates of proved reserves significantly impact the depletion expense we record each year. When proved reserves increase, our depletion rate decreases, resulting in a lower depletion expense and higher net income. Conversely, when proved reserves decrease, our depletion rate increases, resulting in a higher depletion expense and lower net income. Changes in estimates of proved reserves are frequently the result of changes in commodity prices, changes in operating costs, and reservoir performance history.

Production quantities shown are net volumes sold. These may differ from volumes withdrawn from reservoirs due to inventory changes, and, especially in the case of natural gas, volumes consumed for fuel and/or shrinkage from extraction of natural gas liquids.

The reported value of proved reserves is not necessarily indicative of either fair market value or present value of future net cash flows because prices, costs and governmental policies do not remain static, appropriate discount rates may vary, and extensive judgment is required to estimate the timing of production. Other logical assumptions would likely have resulted in significantly different amounts.

The reports utilize the base crude oil and natural gas prices in effect at March 31, 2009 and 2008, respectively. For the reserves at March 31, 2009, the base crude oil and natural gas prices were $49.65 per barrel ("Bbl") and $3.58 per million British thermal units ("MMbtu"), respectively. For the reserves at March 31, 2008, the base crude oil and natural gas prices were $101.54 per bbl and $9.86 MMbtu, respectively. The base prices for both crude oil and natural gas are adjusted by the normal price differential between the prices we historically have received for our products and the spot price quoted on the relevant market exchange.

Our proved reserves (000's omitted) are summarized in the table below.

	Oil (MBBL)	Gas (MMCF)

Reserves at March 31, 2007	11,677	3,392
Correction of Error	(11,293)	-
Revisions of previous estimates	323	(133)
Improved recovery	124	4,786
Purchases of minerals in place	24	525
Extensions and discoveries	590	10,591
Production	(34)	(351)
Sales of minerals in place	-	-
Reserves at March 31, 2008	1,411	18,809
Revisions of previous estimates	(739)	(11,269)
Improved recovery	-	-
Purchases of minerals in place	1	25
Extensions and discoveries	397	4,725
Production	(45)	(479)
Sales of minerals in place	-	-
Reserves at March 31, 2009	1,025	11,811

Correction of Error: The table above identifies a correction of an error in a previous estimate of oil reserves for the year ended March 31, 2007. The reserve report classified 11,293 MBBLS of oil as proven undeveloped. These reserves do not meet the criteria to be classified as proven and should have been excluded from the March 31, 2007 report.

Revisions of previous estimates: The table also identifies downward revisions in both oil and gas reserves for the year ended March 31, 2009. The downward revision is primarily a function of price. The base oil price at March 31, 2009 was more than 51% lower than the base price included in the previous reserve report. The base natural gas price at March 31, 2009 was down by more than 60%. Consequently, as the properties experience their expected declines, the properties are expected to become non-economic earlier, resulting in significantly less projected economically recoverable reserves.

Improved recovery: During the fiscal year ended March 31, 2008, the Company implemented changes to the completion techniques on its Barnett Shale properties that resulted in increased recoverable reserves. Consequently, estimates of recoverable reserves for properties shown as proved undeveloped reserves on the March 31, 2007 were increased to reflect the increase in estimated reserves from the new techniques.

Purchases of minerals in place: The Company began a working interest repurchase program in its Barnett Shale properties in December 2007. On December 4, 2007, the Company agreed to repurchase working interests in 27 wells and has subsequently from time to time, repurchased smaller working interests.

Extensions and discoveries: The Company successfully drilled 8 and 18 of the Barnett shale locations that were classified as proven undeveloped properties for the years ending March 31, 2009 and 2008, respectively. The successful drilling of the wells resulted in additional proven undeveloped reserves in offset locations.

The following table reflects total reserves by project at April 1, 2009:
	Barnett Shale Project			Corsicana Project	East Texas Project
	Crude Oil (MBBL)	Natural Gas (MMCF)	Crude Oil Equivalents (MBOE)	Crude Oil (MBBL)	Crude Oil Equivalents (MBOE)
Proved Developed Producing	94	2,812	563	100	11
Proved Developed Non-Producing	43	494	125	87	2
Proved Undeveloped	655	8,505	2,073	33	-
Total Proved Reserves at April 1, 2009	792	11,811	2,761	220	13

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

The following summarizes the policies we used in the preparation of the accompanying natural gas and oil reserve disclosures, standardized measures of discounted future net cash flows from proved natural gas and oil reserves and the reconciliations of standardized measures from year to year. The information disclosed, as prescribed by SFAS No. 69, is an attempt to present the information in a manner comparable with industry peers.

The information is based on estimates of proved reserves attributable to our interest in natural gas and oil properties as of April 1, 2009. These estimates were prepared by an independent petroleum engineering firm, Forest Garb and Associates, Inc. Proved reserves are estimated quantities of natural gas and crude oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:
•	Estimates are made of quantities of proved reserves and future amounts expected to be produced based on current year-end economic conditions.
•	Estimated future cash inflows are calculated by applying current year-end prices of natural gas and oil relating to our proved reserves to the quantities of those reserves produced in each future year.
•	Future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on current year-end economic conditions.
•	The resulting future net cash flows are discounted to present value by applying a discount rate of 10%.

The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of our natural gas and oil reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in the industry.

The standardized measure of discounted future net cash flows relating to proved natural gas and oil reserves as of March 31, 2009 and 2008 is as follows:
	As of March 31,
In thousands	2009	2008
Future Cash Inflows	$90,391	$311,067
Future Production and Development Costs	(55,865)	(107,195)
Income Taxes	(12,084)	(71,355)
Future Net Cash Flows	22,442	132,517
10% Annual Discount	(12,120)	(64,216)

Standardized Measure of Discounted Future Net Cash Flow	$10,322	$68,301

The following reconciles the change in the standardized measure of discounted future net cash flow during the fiscal years ended March 31, 2009 and 2008:
	Year Ended March 31,
In Thousands	2009	2008
Balance at beginning of year	$68,301	$117,629
Correction of error	-	(451,003)
Net change in prices and production costs	(194,933)	19,348
Net changes in future development costs	6,807	(14,805)
Sales of oil & gas produced net of production costs	(3,533)	(2,458)
Extensions and discoveries	23,664	98,476
Previously estimated development costs incurred	8,243	2,188
Revisions of previous quantity estimates	(10,020)	78,631
Purchases of reserves	427	1,815
Net change in income taxes	59,271	93,733
Accretion of discount	52,095	124,747
End of Year	$10,322	$68,301

The following shows the standardized measure of discounted future net cash flow by project as of March 31, 2009:

	Total	Barnett Project	Corsicana Project	East Texas Project
In thousands	April 1, 2009	April 1, 2009	April 1, 2009	April 1, 2009
Future Cash Inflows	$90,391	$79,631	$10,095	$665
Future Production and Development Costs	(55,865)	(48,034)	(7,588)	(243)
Income Taxes	(12,084)	(11,059)	(878)	(147)
Future Net Cash Flows	22,442	20,538	1,629	275
10% Annual Discount	(12,120)	(11,366)	(668)	(86)
Standardized Measure of Discounted Future Net Cash Flow	$10,322	$9,172	$961	$189

            On behalf of ReoStar Energy, please be advised that we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not prevent the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Thank you in advance for your review. Please contact the undersigned at (817) 989-7367 if you have any questions.

Very truly yours, /s/ Scott D. Allen Scott D. Allen Chief Financial Officer

cc: Greenberg Traurig, LLP